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July 2, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Brian Szilagyi

Re: Virtus Global Multi-Sector Income Fund (File No. 811-22608) (“VGI”), Virtus Total Return Fund Inc. (File No. 811-05620)(“ZTR”), Virtus Asset Trust (File No. 811-07705)(“VAT”) and Virtus Variable Insurance Trust (File No. 811-04642)(“VVIT”)(each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Szilagyi:

Thank you for your telephonic comments on June 3, 2024, regarding the annual reports on Form N-CSR and Form N-CEN for the Registrants listed above, covering their fiscal years ended November 30 and December 31, 2023, as applicable. Below, we describe the changes to be made to future reports in response to the Staff’s comments and provide any responses to such comments, as requested.

1.

Comment: For VGI and ZTR, Item 4(d) of the Registrants’ certifications filed as an exhibit to Form N-CSR on February 5, 2024, does not appear to refer to the correct time period. (It says, “during the registrant’s most recent fiscal quarter,” instead of, “during the period covered by this report.”) Please file an amended N-CSR to correct the certification and ensure future filings are correct.

Response: VGI and ZTR confirm that we will file an amended N-CSR to correct the certification and ensure that future filings are correct.

2.

Comment: For VGI and ZTR, in future annual shareholder reports as appropriate, please include a statement that additional information about the trustees/directors is included in the statement of additional information (“SAI”).

Response: Because VGI and ZTR do not have current registration statements, the information regarding trustees/directors in their most recent SAIs is out of date. Therefore, VGI and ZTR will add to future annual shareholder reports as appropriate the following statement to address this comment: “Additional information relating to the Fund’s directors and officers, and any other information found elsewhere in this Annual/Semiannual Report, may be requested by contacting the Fund at the address provided on the back cover of this report.”

3.	Comment: For VGI and ZTR, in future annual shareholder reports as appropriate, please disclose the term of office of the trustees in the trustees and officers disclosure.

Response: VGI and ZTR confirm that we will include the referenced information in future annual shareholder reports as requested.

Brian Szilagyi, U.S. SEC July 2, 2024 Page 2 of 4

4.

Comment: For VGI and ZTR, in future annual shareholder reports as appropriate, please disclose whether there have been any material changes (and what they are, if any): (1) to the funds’ investment objectives and policies that have not been approved by shareholders, (2) to the funds’ charter or bylaws that would delay or prevent a change in control of the company that have not been approved by shareholders, (3) to the funds’ principal risk factors associated with investment in the funds, or (4) in the persons who are primarily responsible for the day-to-day management of the funds’ portfolios, including any new persons’ business experience during the past 5 years and the length of time he/she has been responsible for the management of the portfolio.

Response: VGI and ZTR confirm that we will include the referenced disclosure in future annual shareholder reports as requested.

5.

Comment: For VAT, please confirm to the staff whether Virtus Seix Floating Rate High Income Fund received consent fees, up front origination fees and/or amendment fee income from loans in excess of 5% of total income.

Response: Although the referenced fund did receive such fees and income, they did not exceed 5% of total income.

6.

Comment: The Staff believes that VAT has not appropriately reflected the maximum sales charge in its prospectus disclosure in accordance with N-1A for the average annual total returns. (The annual report has the maximum sales charge reflected correctly.) Please confirm that the funds will comply with the requirements for future filings.

Response: VAT respectfully disagrees that the average annual total returns in the prospectus are incorrect. The only difference between the average annual total returns shown in the annual report and those shown in the prospectus is the inclusion in the annual report of a row showing a return for Class C shares after CDSC that is 1.00% lower than the return shown for Class C shares without CDSC. That row was added in response to an earlier comment from the Staff. However, if a shareholder is invested in Class C shares for one year, in practice that shareholder will not be charged a CDSC at redemption. Therefore, we believe that the correct disclosure is actually the disclosure in the prospectus. Because the disclosure in the annual report is more conservative, we accepted the Staff’s prior comment and added disclosure showing the performance as being 1.00% lower than the actual performance to show the impact of the CDSC should it be charged. However, to the extent that a change should be made in response to this comment we believe that the appropriate change would be to match the annual report disclosure to the prospectus disclosure rather than the other way around.

7.

Comment: Please discuss in correspondence the reasons for the amendment to the 12/31/22 N-CEN for VAT filed on September 15, 2023. In addition, when filing future amendments to form N-CEN please include a brief explanation of the reason for the filing.

Response: VAT filed the referenced amendment to update the list of exemptions relied upon during the period. VAT confirms that we will include a brief explanation of the reason for the filing when filing any future amendments to Form N-CEN.

Brian Szilagyi, U.S. SEC July 2, 2024 Page 3 of 4

8.

Comment: For VAT, Virtus Seix Corporate Bond Fund has a significant percentage of its net assets invested in the Financials sector at year end. However, the most recent prospectus does not include sector risk disclosure. Sector risk should be included in the prospectus if the fund focuses on a particular sector for 3 or more years. Please explain why the sector disclosure, including strategies and risks, are not disclosed in the summary prospectus.

Response: Investment strategy and risk disclosure is generally determined in a collaborative process involving a fund’s investment adviser and subadviser in addition to others such as legal counsel. After consultation with one of the referenced fund’s portfolio managers, we believed that the categorization of certain assets as representing the Financials sector was based upon the nature of the assets being corporate bonds and notes and the automated data pull from our vendor differing from the subadviser’s view of the fund’s risks which was more diversified. Therefore, we did not add sector-specific disclosure to this fund’s prospectus. However, we will add the disclosure as suggested.

9.

Comment: It appears that foreign capital gains taxes have not been appropriately disclosed in accordance with S-X 6-07.7(d) for VVIT and VAT. Please explain how the Virtus SGA International Growth Series and SGA International Growth Fund are in compliance with that section.

Response: VVIT and VAT believe that the capital gains tax has been appropriately presented on the financial statements. Notably, both the referenced series and the referenced fund in fiscal years ended 2021 and 2022 paid capital gains tax for transactions in India. As it relates to the 2023 financials, however, neither paid capital gains tax, and both were owed refunds from the Indian tax authority in relation to surplus tax payments made in the previous years. We presented the refund for Virtus SGA International Growth Series in the Statement of Operations on the line “Foreign Capital Gains Tax” once it was determined that the fund was more likely than not to receive the refund. We did not make the same presentation for Virtus SGA International Growth Fund since the refund amount owed was immaterial.

10.

Comment: Please explain how Virtus KAR Small-Cap Growth Series, a series of VVIT, and Virtus Zevenbergen Innovative Growth Stock Fund, a series of VAT, meet the diversification requirements, considering that individual investments representing more than 5% of total assets are greater than 25% of total assets.

Response: The issuers over 5% of total assets exceeded 25% of total assets only due to market appreciation and did not exceed 25% of total assets at the time of purchase.

11.

Comment: For Virtus Seix Floating Rate High Income Fund, a series of VAT, please explain why the required disclosures regarding the impact to valuation if there is an increase or decrease in unobservable inputs are not shown in the financial statements as required by FASB ASC 820-10-50-2(g) and 7.228 of AICPA Audit and Accounting Guide.

Response: VAT notes that its existing disclosure discusses the risks including volatility of assets valued based upon unobservable inputs. However, VAT confirms that we will enhance the disclosure in future filings to include the impact to valuation if there is an increase or decrease in unobservable inputs.

Brian Szilagyi, U.S. SEC July 2, 2024 Page 4 of 4

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer

Virtus Asset Trust and Virtus Variable Insurance Trust

and

Vice President and Assistant Secretary

Virtus Global Multi-Sector Income Fund and Virtus Total Return Fund Inc.

cc:	W. Patrick Bradley

Benjamin Lowe

Nikita Thaker